Exhibit 99.1

Azul S.A.

Unaudited Interim condensed consolidated financial statements

March 31, 2018

Contents

Interim consolidated balance sheets	F-2
Interim consolidated income statements	F-4
Interim consolidated statement of other comprehensive income	F-5
Interim consolidated statement of changes in equity	F-6
Interim consolidated statement of cash flows	F-7
Notes to the unaudited interim condensed consolidated financial statements	F-8

Azul S.A.

Interim Consolidated Balance Sheets

As of March 31, 2018(Unaudited) and December 31, 2017(Audited)

(In millions of Brazilian reais)

	March 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents (Note 5)	738.9	762.3
Short-term investments (Note 6)	627.7	1,036.1
Restricted investments (Note 7)	3.9	8.8
Trade and other receivables	1,166.1	914.4
Inventories	175.1	150.4
Taxes recoverable	108.5	112.9
Derivative financial instruments (Note 15)	12.5	10.3
Prepaid expenses	104.7	109.8
Related parties (Note 8)	75.9	73.2
Other current assets	90.2	125.9
Total current assets	3,103.5	3,304.1

Non-current assets
Related parties (Note 8)	9.9	9.7
Long-term investments (Note 15)	906.4	836.0
Restricted investments (Note 7)	—	—
Security deposits and maintenance reserves (Note 9)	1,329.7	1,259.1
Derivative financial instruments (Note 15)	430.3	410.5
Prepaid expenses	9.3	4.5
Other non-current assets	216.7	206.0
Property and equipment (Note 10)	3,434.8	3,325.5
Intangible assets	960.7	961.0
Total non-current assets	7,297.8	7,012.3

Total assets	10,401.3	10,316.4

	March 31, 2018	December 31, 2017
Liabilities and equity
Current liabilities
Loans and financing (Note 12)	581.6	568.2
Accounts payable	947.7	953.5
Air traffic liability	1,271.5	1,287.4
Salaries, wages and benefits	250.4	246.3
Insurance premiums payable	19.5	24.4
Taxes payable	29.9	44.4
Federal tax installment payment program	9.7	9.8
Financial instruments (Note 15)	46.1	48.5
Other current liabilities	160.2	151.7
Total current liabilities	3,316.6	3,334.2

Non-current liabilities
Loans and financing (Note 12)	2,806.0	2,921.7
Financial instruments (Note 15)	384.4	378.4
Deferred income taxes (Note 11)	364.3	326.9
Federal tax installment payment program (Note 11)	103.0	105.4
Provision for tax, civil and labor risk (Note 20)	77.3	73.2
Other non-current liabilities	331.0	343.0
Total non-current liabilities	4,066.0	4,148.6

Equity
Issued capital (Note 13)	2,182.5	2,163.4
Capital reserve	1,895.4	1,898.9
Treasury shares (Note 13)	(4.1)	(2.7)
Other comprehensive loss (Note 13)	(9.2)	(11.2)
Accumulated losses	(1,045.9)	(1,214.8)
	3,018.7	2,833.6

Total liabilities and equity	10,401.3	10,316.4

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim Consolidated Income Statements (Unaudited)

Three months ended March 31, 2018 and 2017

(In millions of Brazilian reais, except income (loss) per share)

	For the three months ended March 31,
	2018	2017

Operating revenue
Passenger revenue	2,111.8	1,600.5
Other revenue	101.6	273.3
Total revenue	2,213.4	1,873.8

Operating expenses
Aircraft fuel	(577.2)	(465.7)
Salaries, wages and benefits	(333.8)	(290.0)
Aircraft and other rent	(327.1)	(280.4)
Landing fees	(144.9)	(115.0)
Traffic and customer servicing	(98.1)	(84.2)
Sales and marketing	(84.4)	(69.7)
Maintenance materials and repairs	(123.3)	(146.0)
Depreciation and amortization	(81.2)	(76.6)
Other operating expenses, net (Note 16)	(167.5)	(141.0)
	(1,937.5)	(1,668.6)

Operating income	275.9	205.2

Financial result (Note 17)
Financial income	12.4	8.1
Financial expense	(89.4)	(139.3)
Financial instruments, net	13.5	(52.2)
Foreign currency exchange, net	(0.2)	27.0
	(63.7)	(156.4)

Result from related parties transactions, net (Note 8)	57.9	11.8

Net income before income tax and social contribution	270.1	60.6

Income tax and social contribution (Note 11)	(1.3)	8.5
Deferred income tax and social contribution (Note 11)	(58.2)	(13.7)

Net income	210.6	55.4

Basic net income per common share - R$ (Note 14)	0.01	0.00
Diluted net income per common share - R$ (Note 14)	0.01	0.00
Basic net income per preferred share - R$ (Note 14)	0.63	0.21
Diluted net income per preferred share - R$ (Note 14)	0.62	0.21

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of other comprehensive income (Unaudited)

Three months ended March 31, 2018 and 2017

(In millions of Brazilian reais)

	For the three months ended March 31,
	2018	2017

Net income	210.6	55.4
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Changes in fair value of cash flow hedges, net of tax	2.0	0.6
Total comprehensive income	212.6	56.0

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statements of changes in equity

Three months ended March 31, 2018 and 2017 (Unaudited)

(In millions of Brazilian reais)

	Issued capital	Capital Reserve	Treasury shares	Cash flow hedge reserve	Accumulated losses	Total

December 31, 2016	1,488.6	1,291.0	—	(33.8)	(1,743.8)	1,002.0

Net income	—	—	—	—	55.4	55.4
Other comprehensive income	—	—	—	0.6	—	0.6
Total comprehensive income	—	—	—	0.6	55.4	56.0
Share-based payment (Note 19)	—	1.2	—	—	—	1.2

March 31, 2017	1,488.6	1,292.2	—	(33.2)	(1,688.4)	1,059.2

	Issued capital	Capital Reserve	Treasury shares	Cash flow hedge reserve	Accumulated losses	Total

December 31, 2017	2,163.4	1,898.9	(2.7)	(11.2)	(1,214.8)	2,833.6
Impact of adoption of IFRS 9 (Note 3)	—	—	—	—	(0.4)	(0.4)
Impact of adoption of IFRS 15 (Note 3)	—	—	—	—	(41.3)	(41.3)

January 1, 2018	2,163.4	1,898.9	(2.7)	(11.2)	(1,256.5)	2,791.9

Profit for the period	—	—	—	—	210.6	210.6
Other comprehensive income	—	—	—	2.0	—	2.0
Total comprehensive income	—	—	—	2.0	210.6	212.6
Issuance of shares due exercise of stock options (Note 13)	19.1	(11.1)	—	—	—	8.0
Treasury shares (Note 13)	—	—	(1.4)	—	—	(1.4)
Share-based payment expense (Note 19)	—	7.6	—	—	—	7.6

March 31, 2018	2,182.5	1,895.4	(4.1)	(9.2)	(1,045.9)	3,018.7

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Interim consolidated statement of cash flows (Unaudited)

Three months ended March 31, 2018 and 2017

(In millions of Brazilian reais)

	For the three months ended March 31,
	2018	2017
Cash flows from operating activities
Net income for the period	210.6	55.4
Adjustments to reconcile net income to cash flows provided by (used in) operating activities
Depreciation and amortization	81.2	76.6
Write-off of fixed assets and intangibles	3.4	20.7
Results unrealized from financial instruments	(14.8)	23.5
Share-based payment expenses	7.6	1.2
Exchange (gain) and losses on assets and liabilities denominated in foreign currency	(9.8)	(15.5)
Interest (income) and expenses on assets and liabilities	(18.9)	69.4
Deferred income tax and social contribution	58.2	20.7
Allowance for doubtful accounts	1.6	(0.6)
Provision for tax, civil and labor risks (Note 20)	14.2	15.8
Provision for inventory	0.8	(0.0)
Profit on sale of property and equipment (Note 10)	(0.7)	(5.5)
Changes in operating assets and liabilities
Trade and other receivables, net	(253.9)	51.4
Inventories	(25.5)	(7.7)
Security deposits and maintenance reserves	(63.4)	(42.4)
Prepaid expenses	0.3	(13.0)
Recoverable taxes	4.3	(10.2)
Other assets	25.1	(6.4)
Accounts payable	(5.8)	0.8
Salaries, wages and employee benefits	4.1	15.0
Insurance premiums payable	(4.9)	(7.5)
Taxes payable	(14.5)	(30.8)
Federal installment payment program	(2.4)	(1.6)
Air traffic liability	(78.6)	(37.7)
Provision taxes, civil and labor risks (Note 20)	(10.1)	(16.5)
Other liabilities	(3.7)	(6.6)
Interest paid	(25.6)	(122.2)
Net cash (used) provided by operating activities	(121.2)	26.3

Cash flows from investing activities
Short-term investment
Acquisition of short-term investments	(572.2)	(189.2)
Disposal of short-term investments	988.6	286.5
Long-term investment
Disposal of long-term investments	—	1.1
Restricted investments, net	5.1	70.0
Proceeds from sale of property and equipment	45.7	112.6
Acquisition of intangibles	(10.9)	(9.1)
Acquisition of property and equipment (Note 10)	(227.6)	(146.0)
Net cash provided by investing activities	228.7	125.9

Cash flows from financing activities
Debentures
Proceeds	—	—
Repayment	(40.1)	—
Loans and financing
Proceeds	—	183.6
Repayment	(100.9)	(401.2)
Redemption of preferred shares		(44.7)
Issuance of shares due exercise of stock options (Note 13)	8.0	—
Treasury shares (Note 13)	(1.4)	—
Related parties (Note 8)	—	0.2
Net cash used by financing activities	(134.4)	(262.1)

Exchange gain and (losses) on cash and cash equivalents	3.5	(4.3)

Net decrease in cash and cash equivalents	(23.4)	(114.2)

Cash and cash equivalents at the beginning of the period	762.3	549.2
Cash and cash equivalents at the end of the period	738.9	435.0

The accompanying notes are an integral part of these financial statements.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

1.                  Operations

Azul S.A. (“Azul”) is a corporation headquartered at Av. Marcos Penteado de Ulhôa Rodrigues, 939, in the city of Barueri, in the state of São Paulo, Brazil. Azul was incorporated on January 3, 2008 and is a holding company for providers of airline passenger and cargo services. Azul and its subsidiaries are collectively referred to as the “Company”.

Azul Linhas Aéreas Brasileiras S.A. (“ALAB”), a 100% owned subsidiary incorporated on January 3, 2008, has operated passenger and cargo air transportation in Brazil since beginning operations on December 15, 2008. Canela Investments LLC (“Canela”), a 100% owned special purpose entity, headquartered in the state of Delaware, United States of America, was incorporated on February 28, 2008, to acquire aircraft outside of Brazil and lease them to ALAB.

The Company’s shares are traded on the BM&FBOVESPA and American Depositary Share (“ADS”) on the New York Stock Exchange (“NYSE”).

The consolidated financial statements are comprised of the individual financial statements ofthe entities as presented below:

			% equity interest
Entities	Main activities	Country of incorporation	March 31, 2018	December 31, 2017
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Airline operations	Brazil	100.0%	100.0%
Azul Finance LLC (a)	Aircraft financing	United States	100.0%	100.0%
Azul Finance 2 LLC (a)	Aircraft financing	United States	100.0%	100.0%
Blue Sabiá LLC (a)	Aircraft financing	United States	100.0%	100.0%
ATS Viagens e Turismo Ltda. (a)	Package holidays	Brazil	99.9%	99.9%
Azul SOL LLC (a)	Aircraft financing	United States	100.0%	100.0%
Azul Investment LLP (a)	Group financing	United States	100.0%	100.0%
Fundo Garoupa (b)	Exclusive investment fund	Brazil	100.0%	100.0%
Fundo Safira (a)	Exclusive investment fund	Brazil	100.0%	100.0%
Fundo Azzurra (a)	Exclusive investment fund	Brazil	100.0%	100.0%
Canela Investments LLC (Canela) (a)	Aircraft financing	United States	100.0%	100.0%
Canela 336 LLC (d)	Aircraft financing	United States	100.0%	100.0%
Canela 407 LLC (d)	Aircraft financing	United States	100.0%	100.0%
Canela 429 LLC (d)	Aircraft financing	United States	100.0%	100.0%
Canela Turbo Three LLC (d)	Aircraft financing	United States	100.0%	100.0%
Daraland S.A. (a)	Holding	Uruguay	100.0%	100.0%
Encenta S.A. (Azul Uruguai) (e)	Airline operations	Uruguay	100.0%	100.0%
TudoAzul S.A.	Loyalty programs	Brazil	100.0%	100.0%

(a)         Azul’s investment is held indirectly through ALAB.

(b)         Azul’s investment is held 1% directly and 99% through ALAB.

(c)          Transfer of ownership from Azul to ALAB on December 1, 2017.

(d)         ALAB’s investments are held indirectly through Canela.

(e)          Investments are held indirectly through Daraland.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Senior notes

On October 19, 2017, Azul Investments LLP priced an offering of US$400.0 million aggregate principal amount of 5.875% senior unsecured notes due 2024. This transaction is part of Azul’s liability management strategy and net proceeds will be used for debt refinancing and general corporate purposes.

Strategic Partnerships

Empresa Brasileira de Correios e Telégrafos (Brazil’s Postal Service)

On December 20, 2017, ALAB and Correios (Brazil’s Postal Service) signed a memorandum of understanding for the creation of a private integrated logistics solutions company, Azul will own a 50.01% stake of the new company and Correios the remaining 49.9%.

With the existing demand already served by ALAB and Correios, the new company anticipates handling approximately 100 thousand tons of cargo per year. Both companies expect the new company to generate cost savings, operating efficiency and revenue gains while improving the service offer to the consumer.

The memorandum of understanding will be submitted to the Brazilian authorities and appropriate government bodies for approval. Only after regulatory approval, the new company will be established and its activities are expected to initiate by the end of 2018. Azul expects to consolidate this entity and its related operations.

2.                  Basis of preparation of financial statements

The interim condensed consolidated financial statements for the three months ended March 31, 2018 were approved and authorized for issuance during the executive board of directors meeting held on June 25, 2018.

The interim condensed consolidated financial statements were prepared in accordance with the IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

The Company has adopted, when applicable, all standards and interpretations issued by the IASB, the International Financial Reporting Standards (IFRS) and Interpretations Committee that were in effect on March 31, 2018. The interim condensed consolidated financial statements were prepared using the historical cost basis, except for the valuation of certain financial instruments which are measured at fair value.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

3.                  Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017 except for the new standards adopted on January 1, 2018, presented in notes 3.1, 3.2 and 3.3.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements at December 31, 2017.

3.1 Financial instruments

3.1.1.Non-derivative financial assets—initial recognition and subsequent measurement

Initial recognition

Non-derivative financial assets, other than trade receivables, are measured at initial recognition at their fair value plus (in the case of a financial asset not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition of the financial asset.

Trade receivables that do not contain a significant financing component are measured at initial recognition at the transaction price.

Classification of financial instruments

Under CPC 48 / IFRS 9 classification and measurement of financial instruments is based on the business model of the Company to manage financial assets and on the contractual cash flow characteristics of the financial assets.

Financial assets are classified in three categories:

(i)      measured at amortized cost,

(ii)     measured at fair value through other comprehensive income, and

(iii)    measured at fair value through profit or loss

Financial assets are classified in the categories above upon initial recognition when the Company is required to assess how the Company manages the asset or group of assets and to determine whether the contractual cash flows are solely payments of principal or interest on the principal amount outstanding.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Business model assessment

The business model assessment requires classification of the asset in one of the business models defined by IFRS 9. The business models reflect how the Company manages the financial asset in order to generate cash flows on the basis of scenarios that the Company reasonably expects to occur. In order to perform the business model assessment the Company has grouped financial assets in portfolios of assets that are managed together.

Management Objective	Measurement
Collect contractual payments over the life of the instrument	Amortized cost
Collecting contractual cash flows and selling financial assets	Fair value through other comprehensive income
Held for trading or measured in a fair value basis	Fair value through profit or loss

Contractual cash flow characteristics assessment

The contractual cash flow characteristic assessment requires to determine whether the contractual cash flows of the assets consists solely of payment of principal or interest on the principal amount outstanding “SPPI”. When the asset cash flows consist solely of SPPI it will be subsequently measured following the result of the business model assessment. However when the asset cash flows do not consists solely of SPPI it will be measured at fair value through profit of loss irrespective of the result of the business model assessment.

Subsequent measurement of the financial assets of the Company

The criteria for subsequent measurement of the financial assets of the Company is presented below:

At amortized cost — Restricted investments, Trade and other receivables other than credit card receivables, receivables from related parties, security deposits and maintenance reserves;

At fair value through other comprehensive income- Credit card receivables; and

At fair value thorough profit of loss- Short-term investments and the TAP Convertible Bonds presented under long-term investments

Method of adoption

The Company has opted not to restate comparative information for periods before January 1, 2018. Financial assets for such comparative periods are recognized and measured following the criteria defined by IAS 39 and presented in Note 3.1 to the annual financial statements for the year ended December 31, 2017.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

3.1.2.Non-derivative financial liabilities—initial recognition and subsequent measurement

Initial recognition

Non-derivative financial liabilities are measured at initial recognition at its fair value less transaction costs that are directly attributable to the acquisition of the financial asset.

Subsequent measurement

Non-derivative financial liabilities are subsequently measured at amortized cost unless they are held for trading or when they qualify for and are designated upon initial recognition to be recognized at fair value through profit or loss “fair value option”.

Non-derivative interest-bearing financial liabilities are subsequently measured at amortized cost, using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included as finance expenses in the interim consolidated income statements.

All non-derivative financial liabilities of the Company at the reporting date are measured at amortized cost and consists of loans and financings and accounts payable, except for those designated as hedge item in a fair value hedge

Classification and measurement until December 31, 2017

The Company has opted not to restate comparative information for periods before January 1, 2018. Financial liabilities for such comparative periods are recognized and measured following the criteria defined by IAS 39 and presented in Note 3.1 to the annual financial statements for the year ended December 31, 2017.

3.1.3.Derivative financial instruments and hedge accounting— Initial recognition and subsequent measurement

Under IFRS 9, the Company opted to continue to apply IAS 39 requirements for hedge accounting, rather than adopting IFRS 9 requirements. The Company may opt to adopt IFRS 9 hedge accounting requirements at the beginning of any accounting period, including quarters.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Initial recognition and subsequent measurement

The Company uses derivative financial instruments, such as currency forward contracts options, forward contracts, and interest rate swaps to hedge its foreign currency risks and interest rate risk as well as commodity price risk. Derivative financial instruments are recognized initially at fair value on the date when the derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are presented as financial assets when the instrument’s fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses from changes in the fair value of derivatives during the year are recorded directly in the consolidated income statements for the period, except for the effective portion of cash flow hedges that are recognized directly in other comprehensive loss.

These gains or losses are then recorded in the consolidated income statements when the hedge item affects the consolidated income statements.

Hedge accounting

The following classifications are used for hedge accounting purposes:

•     Fair value hedge when hedging against exposure to changes in fair value of recognized assets or liabilities, or an unrecognized firm commitment.

•     Cash flow hedge when providing protection against changes in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction which may affect the income or foreign currency risk in an unrecognized firm commitment.

On inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the Company’s objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded by the hedge, a prospective statement of the effectiveness of the hedge relationship and how the Company will assess the effectiveness of the changes in the hedging instruments fair value in offsetting the exposure to changes in the fair value of the item being hedged or cash flows attributable to the risk being hedged. It is expected that these hedges are highly effective in offsetting any changes in fair value or cash flows, and they are continually assessed to determine whether they actually have been highly effective over all the reporting periods for which they were designated.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Fair value hedge

The gain or loss resulting from changes in fair value of a hedge instrument (for derivative hedge instrument) or the foreign exchange component of its carrying amount measured in accordance with IAS 21 (for non-derivative hedge instrument) is recognized in the consolidated income statements. The gain or loss from the hedge item attributable to the hedged risk should adjust the carrying amount of the hedged item and is also recognized in the consolidated income statements.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the interim consolidated income statements.

When an unrecognized firm sales commitment is designated as a hedged item in a hedge relationship, the change in fair value of the firm sales commitment attributable to the hedge risk is recognized as a financial asset or as a financial liability, with the recognition of a corresponding gain or loss in the consolidated income statements. The accumulated balance in the interim consolidated balance sheets resulting from successive changes in fair value of the firm sales commitment attributable to the hedged risk will be transferred to the balance of the hedged item upon its recognition (recognition of balance of accounts payable or accounts receivable).

The Company holds interest rate swaps to hedge against its exposure to changes in fair value of some of its aircraft financing (Note 15).

Cash flow hedge

The effective portion of a gain or loss from the hedge instrument is recognized directly in other comprehensive loss while any ineffective portion of the hedge is recognized immediately in financial income (expenses).

The amounts recorded in other comprehensive loss are transferred to the interim consolidated income statements in tandem with the hedged transaction impact on profit or loss, for example when a forecasted sale occurs or when the income or expense being hedged is recognized. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recorded as other comprehensive loss are transferred to initial carrying amount of the non-financial assets or liability.

If the occurrence of the forecast transaction or firm commitment is no longer likely, the amounts previously recognized in other comprehensive loss are transferred to the interim consolidated income statements. If the hedge instrument expires or is sold, terminated, exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in comprehensive loss remains deferred in other comprehensive loss until the forecast transaction or firm commitment affects profit or loss.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

The Company uses swap contracts to hedge against its exposure to the risk of changes in interest rates related to its finance lease transactions.

Current and non-current classification

Derivative instruments that are not classified as effective hedge instruments are classified as current, non-current or segregated into current or non-current portions based on the underlying contractual cash flows.

•   When the Company expects to maintain a derivative as an economic hedge (and do not apply hedge accounting) for a period exceeding 12 months after the interim consolidated balance sheets date, the derivative is classified as non-current (or segregated into current and non-current portions), consistent with the classification of the underlying item.

•   Embedded derivatives that are not closely related to the host contract are classified in a manner consistent with the cash flows of the host contract.

•     Derivative instruments that are designated as and are effective hedge instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is segregated into current and non-current portion only if a reliable allocation can be made.

3.1.4.Derecognition of financial assets and financial liabilities

Financial assets

Financial assets, or where appropriate, part of a financial asset or part of a group of similar financial assets, are derecognized when:

•    The rights to receive cash flows from the assets have expired; or

•             The Company has transferred their rights to receive cash flows of the assets and (a) the Company has substantially transferred all the risks and benefits of the assets, or (b) the Company has not transferred or retained substantially all the risks and benefits related to the assets, but has transferred control of the assets.

When the Company has transferred their rights to receive cash flows from assets and has not transferred or retained substantially all the risks and rewards relating to an asset, that asset is recognized to the extent of the continuing involvement of the Company. In this situation, the Company also recognizes an associated liability.

The transferred assets and associated liabilities are measured based on the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee on the assets transferred is measured by the original book value of the assets or the maximum payment that may be required from the Company, whichever is lower

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability, with the difference in the corresponding book values recognized in the consolidated income statements.

3.1.5. Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the interim consolidated balance sheets if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liability simultaneously.

3.1.6.    Impairment of financial assets

The Company recognizes an allowance for losses on financial assets for expected credit losses in line of IFRS 9 requirements.

Trade receivables and contract assets

The Company uses the simplified approach allowed by IFRS 9 to estimate the allowance for losses on trade receivables.

Under the simplified approach the Company estimates expected credit losses over the life of the receivables at the reporting date (which in all cases have a contractual life shorter than 12 months) since they result from transactions with customers and do not have a significant financing component.

In estimating expected credit losses the Company considers credit card receivables as receivables with a low risk of default. Considering that it has a relevant history of no credit risk losses on such receivables and that it does not expect losses during the lifetime of those receivables no allowance has been recognized for those assets.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

In order to estimate expected credit losses for other trade receivables and contract assets the Company aggregates such assets in portfolios of receivables which share credit risk characteristics. The Company currently use portfolios to estimate credit losses. For each portfolio the Company measures the historic rate of losses (net of recoveries) on defaulted receivables over a relevant historic period considering that, generally, a receivable has defaulted when is more than 90 days overdue. Such historical default rate for the portfolio is subsequently adjusted to incorporate an estimate of the impact of future economic conditions on past historic rates. The estimate of the impact of future economic conditions is based on the observed correlation of defaults with macroeconomic indicators. The Company periodically reviews the historic period over which defaults are measured and, the relevant macroeconomic indicator to use and how the correlate with the experience of defaults.

Other financial assets

For other financial assets the Company assesses individually for each counterparty whether there has been a significant increase in the credit risk of the asset since initial recognition or not. Such determination is based on information already available to the Company. If and when credit risk ratings of the counterparty are publicly available such information is also taken into consideration.

For financial assets with no significant increase in credit risk an estimate is made of expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date while for those assets with a significant increase in credit risk the estimate is made of losses that result from default events that are possible over the lifetime of the asset.

An allowance for loss is recognized when the Company estimates that the risk of credit losses over the relevant period is more than de minimis. In measuring the allowance the Company considers at least three scenarios (standard, optimistic and pessimistic) and for each an estimate of cash inflows (including cash inflows from collateral) is made. The resulting estimated cash flows for each scenario is discounted to present value to the reporting date and are probability-weighted based on a judgmental determination of the probability of each scenario.

3.1.7.Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on prices quoted in the market at close of business at the interim consolidated balance sheets date, not including the deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. These techniques can include use of recent market transactions, references to the current fair value of other similar instruments, analysis of discounted cash flows, or other valuation models.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

An analysis of the fair value of financial instruments and more details about how they are calculated is described in Note 15.

3.2. Revenue from contracts with customers

Passenger tickets revenue is recognized upon effective rendering of the transport service. Travel related services revenue is recognized when the related transportation service is provided being classified as passenger revenue. Travel related services include baggage fees, administrative charges, upgrades and other travel related charges.

Tickets and related services sold and not used, corresponding to advanced ticket and related services sales (Air traffic liability) are recorded in current liabilities. Tickets expire in one year.

The Company recognizes revenue for tickets and travel related services sold upon the departure of the related scheduled flight and for tickets and travel related services sold that are expected to expire unused (brakeage). The Company estimates the value of future refunds and exchanges, net of forfeitures for all unused tickets, once the flight date has already passed. These estimates are based on historical data and experience from past events.

The estimated future refunds and exchanges included in the Air traffic liability are compared monthly to actual refunds and exchange activities in order to monitor if the estimated amount of future refunds and exchanges is reasonable.

Revenue is segregated as follows:

	For the three months ended
	March 31, 2018	March 31, 2017 (Pro forma)
Operating revenue
Tickets revenue	1,901.9	1,600.5
Travel related services	209.9	189.4
Total passenger revenue	2,111.8	1,789.9

Other revenue	101.6	88.5

Total revenue	2,213.4	1,878.4

3.2.1. “TudoAzul” Program

Under the “TudoAzul” program customers accrue points based on the amount spent on tickets flown. The amount of points earned depends on TudoAzul membership status, market, flight, day-of-week, advance purchase, booking class and other factors, including promotional campaigns. The Company recognizes revenue on points that are estimated to expire unused. Points in general expire in 2 years after the date earned regardless of activity in the account.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Upon the sale of a ticket, the Company recognizes a portion of the ticket sales as revenue when the transportation service occurs and defers a portion corresponding to the points earned under the TudoAzul Program, in accordance with IFRIC 13, Customer Loyalty Programs in the account “Air Traffic Liabilities”.

The Company determines the estimated selling price of the air transportation and points as if each element is sold on a separate basis. The total consideration from each ticket sale is then allocated to each of these elements individually on a pro rata basis. The estimated selling price of points is determined using an equivalent ticket value (“ETV”) approach which is based on the prior 12 months’ weighted average equivalent ticket value of similar fares as those used to settle award redemptions.

We sell mileage credits to business partners including co-branded credit cards, financial institutions and other businesses. The related revenue is deferred and recognized as passenger revenue when points are redeemed and the related transportation service occurs, based on the weighted average price of the points sold. In instances where points are redeemed for products, revenue is recognized when products are delivered, net of the costs of the products.

Sales of mileage credits to co-branded credit cards are comprised of two components, transportation and marketing. Accordingly, we recognize the marketing component in “other revenue” based on contractual terms.

Points awarded or sold and not used are recorded in “Air traffic liability”. The Company recognizes revenue for points sold and awarded that will never be redeemed by program members. The Company estimates such amounts annually based upon the latest available information regarding redemption and expiration patterns.

3.3. New and amended standards and interpretations

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below.

IFRS 9 — Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments, which superseded IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applicable for annual periods beginning on or after January 1, 2018.

Except for hedge accounting, retrospective application is required, but comparative information is not required. The Company adopted the new standard on January 1, 2018.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

The Company has opted not to present comparative information showing retroactively the results from the adoption of IFRS 9.

Classification and measurement

The new standard sets out new requirements for the classification and measurement of financial assets and liabilities as detailed in Note 3.1.

The Company classified its financial assets and liabilities in accordance with the business models established in IFRS 9 and evaluated the contractual terms of those instruments not measured at fair value through profit or loss. As result of the new classification and measurement requirements credit card receivables previously measured at amortized cost are measured at fair value through comprehensive income.

The following table presents for financial assets and liabilities at January 1, 2018 the original measurement category under IAS 39 and the current measurement category under IFRS 9.

	Original under IAS 39	Current under IFRS 9
Measurement category
Assets
Short-term investments	Held for trading	Fair value through profit of loss
Restricted investments	Fair value through profit of loss	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost except for credit card receivables which are measured at fair value through other comprehensive income
Derivative financial instruments	Held for trading except those under cash flow hedge accounting	Fair value through profit of loss except those under cash flow hedge accounting
Non-current related parties	Loans and receivables	Amortized cost
Long-term investments (TAP Convertible Bond)	Hybrid instrument recorded on its entity at fair value through profit or loss	Fair value through profit of loss
Non-current restricted investments	Fair value through profit of loss	Amortized cost
Security deposits and maintenance reserves	Loans and receivables	Amortized cost
Non-current derivative financial instruments	Held for trading except those under cash flow hedge accounting	Fair value through profit of loss except those under cash flow hedge accounting

Liabilities
Loans and financings	Amortized cost	Amortized cost
Accounts payable	Amortized cost	Amortized cost
Derivative financial instruments	Held for trading except those under cash flow hedge accounting	Fair value through profit of loss except those under cash flow hedge accounting
Non-current loans and financings	Amortized cost	Amortized cost
Non-current accounts payable	Amortized cost	Amortized cost
Non-current derivative financial instruments	Held for trading except those under cash flow hedge accounting	Fair value through profit of loss except those under cash flow hedge accounting

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

All changes result exclusively from the change in measurement criteria on transition to IFRS 9.  No financial asset or liability was designated as measured at fair value through profit or loss under IAS 39 and the Company did not make any such designation upon adoption of IFRS 9.

Impairment

As further detailed in Note 3.1 the new impairment model requires the recognition of allowance for credit losses on assets not measured at fair value through profit or loss based on expected credit losses (ECL) rather than only incurred credit losses as was the case under IAS 39.

The estimate of the expected loss is based on the Company’s historical credit losses, adjusted for management’s expectations about future economic conditions for the relevant period.

The application of the requirements of impairment under IFRS 9 resulted in an increase in the allowance for doubtful accounts of R$0,6 at January 1, 2018 which corresponds on its entirety to trade receivables (other than credit card receivables) measured at amortized cost.

Hedge accounting

As allowed under IFRS 9, the Company opted to continue to apply IAS 39 requirements for hedge accounting, rather than adopting IFRS 9 requirements.

IFRS 15 - Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a new constant five-step model, which will be applied to revenues from customer contracts. Under IFRS 15, revenues are recognized in an amount that reflects the consideration to which an entity expects to be entitled in exchange for the transfer of goods or services to a customer. The new revenue standard replaced all previous revenue recognition requirements under IFRS.

The Company adopted the new standard on the effective date of its entry into force, January 1, 2018, using the modified adoption method.

The new standard requires the reclassification of ancillary revenues, such as baggage fees, administrative charges, upgrades and other travel related charges that were previously classified in other revenue, to passenger revenue. These ancillary fees are directly related to passenger travel and will no longer be considered distinct performance obligations separate from the passenger travel component. In this context, such ancillary revenues, which were previously recognized when sold, are now recognized when transportation is provided.

In addition, the adoption of IFRS 15 slightly increases the rate used to account TudoAzul Program credits. We previously analyzed the market prices of airfares offered to travel agencies with high volumes of transactions to establish the selling price of our mileage credits.

Considering the guidance in the new standard we adopted the Equivalent Ticket Price method as described on 3.2.1 above.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

In the tables below, we show the pro forma balances of prior periods to provide comparability of the balances, reflecting the adjustments of the impact of the adoption of IFRS 9 and IFRS 15, if the Company had previously adopted them.

	Three months ended March 31, 2017
	As Previously Reported	Adjustments	Under new standards
Income Statement:
Passenger Revenue	1,600.5	189.4	1,789.9
Other Revenue	273.3	(184.8)	88.5
Other Operating Expenses	(141.0)	(0.5)	(141.5)
Deferred income tax and social contribution	(13.7)	(1.0)	(14.7)
Net Income	55.4	3.1	58.5

	December 31, 2017
	As Previously Reported	Adjustments	Under new standards
Balance Sheet:
Trade and other receivables	914.4	0.6	915.0
Air traffic liability	1.287.4	62.6	1.350.0
Deferred income taxes	326.9	(21.5)	305.4
Accumulated losses	(1,214.8)	(41.7)	(1,256.5)

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses).

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of deductible temporary difference related to unrealized losses. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Annual Improvements Cycle - 2014-2016

Amendments to IFRS 12 Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10—B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

4.                   Financial risk management objectives and policies

The main financial liabilities of the Company, other than derivatives, are loans, debentures and accounts payable. The main purpose of these financial liabilities is to finance operations as well as finance the acquisition of aircraft. The Company has trade accounts receivable and other accounts receivable that result directly from its operations.

The Company also has investments available for trading and contracts derivative transactions such as currency forwards and swaps in order to reduce the exposure to foreign exchange fluctuations.

The Company’s senior management supervises the management of market, credit and liquidity risks. All activities with derivatives for risk management purposes are carried out by experts with skills, experience and appropriate supervision. It is the Company’s policy not to enter in to derivatives transactions for speculative purposes.

a)                 Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk consists of three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments exposed to market risk include loans payable, deposits, financial instruments measured at fair value through profit or loss and derivative financial instruments.

a.1)                 Interest rate risk

Interest rate risk is the risk that the fair value of future results of a financial instrument fluctuates due to changes in market interest rates. The exposure of the Company to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates.

The Company manages interest rate risk by monitoring the future projections of interest rates on its loans, financing and debentures as well as on its operating leases. To mitigate this risk, the Company has used derivative instruments aimed at minimizing any negative impact of variations in interest rates.

Sensitivity to interest rates

The table below shows the sensitivity to possible changes in interest rates, keeping all other variables constant in the Company’s income before taxes that are impacted by loans payable subject to variable interest rates. For the sensitivity analysis, the Company utilized the following assumptions:

•     LIBOR based debt: weighted average interest rate of 4.68% p.a.

•     CDI based debt: weighted average interest rate of 9.44% p.a.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

We estimated the impact on profit and loss and equity for the three months ended March 31, 2018 resulting from variation of 25% and 50% on the weighted average rates, as shown below:

	25%	-25%	50%	-50%

Interest expense	51.6	(51.6)	103.1	(103.1)

a.2)                 Currency risk

Currency risk is the risk that the fair value of future dollar denominated commitments vary according to the fluctuation of the foreign exchange rate. The exposure of the Company to changes in exchange rates relates primarily to the U.S dollar denominated loans and financing, net of investments in the U.S. dollar, and also to operating expenses originated in U.S. dollar.

The Company is also exposed to changes in the exchange rate of the Euro through its investment in the TAP Convertible Bonds (Note 15).

The Company manages its currency risk by using derivative financial instruments seeking to hedge up to twelve months of its projected non-operational activities.

The Company continuously monitors the net exposure in foreign currency and, when deemed appropriate, enters into arrangements to hedge the projected non-operating cash flow for up to 12 months to minimize its exposure.

The Company’s nominal foreign exchange exposure is shown below:

	Exposure to U.S. dollar		Exposure to Euro
	March 31, 2018 (Unaudited)	December 31, 2017	March 31, 2018 (Unaudited)	December 31, 2017
Assets
Cash and cash equivalents and short-term Investments	149.8	278.2	—	—
Security deposits and maintenance reserves	1,303.3	1,237.4	—	—
Long-term investments (Note 15)	—	—	906.4	836.0
Financial instruments	50.2	49.5	—	—
Other assets	382.1	314.6	—	—

Total assets	1,885.4	1,879.7	906.4	836.0

Liabilities
Accounts payable	(244.7)	(255.6)	—	—
Loans and financing (*)	(2,560.9)	(2,609.7)	—	—
Other liabilities	(159.7)	(164.9)	—	—

Total liabilities	(2,965.3)	(3,030.2)	—	—

Derivatives (NDF) — notional	1,892.1	1,224.0	—	—

Net exposure	812.2	73.5	906.4	836.0

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

(*)    As of March 31, 2018, US dollar denominated working capital loans totaling R$1,387.6 were swapped to Brazilian Reais, resulting in an total debt in Reais of R$2,214.3.

Sensitivity to exchange rates

At March 31, 2018, the Company used the closing exchange rate of R$3.3238/US$1.00 and R$4.0850/EUR1.00. We present below a sensitivity analysis considering a variation of 25% and 50% over the existing rates:

	25%	-25%	50%	-50%
Exposure in US$	R$4.1548/US$	R$2.4929/US$	R$4.9857/US$	R$1.6619/US$
Effect on exchange rate variation	203.0	(203.0)	406.1	(406.1)

	25%	-25%	50%	-50%
Exposure in EUR	R$5.1063/EUR	R$3.0638/EUR	R$6.1275/EUR	R$2.0425/EUR
Effect on exchange rate variation	226.6	(226.6)	453.2	(453.2)

a.3)                 Risks related to variations in prices of aircraft fuel

The volatility of prices of aircraft fuel is one of the most significant financial risks for airlines. The company’s fuel price risk management aims to balance the airline exposure to its market peers, so that the airline is neither overly affected by a sudden increase in prices nor is unable to capitalize on a substantial fall in fuel prices. The Company manages the risk related to fuel price volatility either through forward looking fixed-price contracts directly with a supplier, or derivative contracts negotiated with banks. The company may use derivative contracts for oil or its sub products.

Fuel price sensitivity

The table below sets out the sensitivity of the Company’s fuel hedges to substantial changes in the oil markets, maintaining all other variables constant as of March 31, 2018.

The analysis considers a change in oil prices, in Reais, relative to the market average for the current period and projects the impact on the Company’s financial instruments, stemming from a variation of 25% and 50% in the oil prices, as follows:

Change in Oil prices in Reais	25%	-25%	50%	-50%
Impact on fuel hedges	31.8	(21.5)	58.4	(48.1)

a.4)                 Risk related to changes in the fair value of TAP Convertible Bonds

Since the TAP Convertible Bonds contain a conversion option into shares of TAP, the Company is exposed to changes in the fair value of TAP.

The acquisition of the TAP Convertible Bonds is part of the commercial strategy of the Company of creating synergies between the Company and TAP by having the option to become a direct shareholder of TAP in case the stock price of TAP increases and is economically advantageous to convert the debt into TAP shares.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

b)                  Credit risk

Credit risk is inherent in operating and financial activities of the Company, mainly represented under the headings of: trade receivables, cash and cash equivalents, including bank deposits.

The credit risk of “trade receivables” is comprised of amounts payable by major credit card companies, and also trade receivables from travel agencies, and sales payable in installments. The Company usually assesses the corresponding risks of financial instruments and diversifies the exposure.

Financial instruments are held with counterparties that are rated at least A in the assessment made by S&P and Fitch, or, mostly, are hired in futures and commodities stock exchange, which substantially mitigates the credit risk. TAP Convertible Bonds are secured by liens over certain intangible assets.

c)                  Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the type of asset and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio.

The schedule of financial liabilities held by the Company is as follows:

March 31, 2018 (Unaudited)	Immediate	Until 6 months	7 to 12 months	1 to 5 years	More than 5 years	Total

Loans and financing	173.3	166.6	241.7	1,239.0	1,567.0	3,387.6
Accounts payable	737.1	181.2	29.4	—	—	947.7
Liabilities from derivative transaction	21.1	—	24.9	195.0	189.5	430.5
Provisions	—	—	—	77.2	0.1	77.3

	931.5	347.8	296.0	1,511.2	1,756.6	4,843.1

Capital management

The Company’s assets may be financed through equity or third-party financing. If the Company opts for equity capital it may use funds from contributions by shareholders or through selling its equity instruments.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

The use of third-party financing is an option to be considered mainly when the Company believes that the cost would be less than the return generated by an acquired asset. It is important to ensure that the Company maintains an optimized capital structure, provides financial solidity while providing for the viability of its business plan. As a capital-intensive industry with considerable investment in assets with a high aggregated value, it is natural for companies in the aviation sector to report a high degree of leverage.

The Company manages capital through leverage ratios, which is defined by the Company as net debt divided by the sum of net debt and total equity. Management seeks to maintain this ratio at levels equal to or lower than industry levels.

Management includes in the net debt the loans and financing (includes debentures) less cash and cash equivalents, restricted cash, short and long-term investments and current and noncurrent restricted investments.

The Company’s capital structure is comprised of its net indebtedness defined as total loans and financing (includes debentures) and operating leases net of cash and cash equivalents, restricted cash, short and long-term investments and current and noncurrent restricted investments. Capital is defined as equity and net indebtedness.

The Company is not subject to any externally imposed capital requirements.

The Company defines total capital as total net equity and net debt as detailed below:

	March 31, 2018 (Unaudited)	December 31, 2017

Equity	3,018.7	2,833.6

Cash and cash equivalents (Note 5)	(738.9)	(762.3)
Short-term investments (Note 6)	(627.7)	(1,036.1)
Long-term investments (Note 15)	(906.4)	(836.0)
Restricted financial investments (Note 7) (*)	(3.9)	(8.8)
Loans and financing (Note 12) (*)	3,387.6	3,489.9

Net debt	1,110.7	846.7

Total capital	4,129.4	3,680.3

(*)    Includes current and non current.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

5. Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	March 31, 2018 (Unaudited)	December 31, 2017

Cash and bank deposits	143.6	160.4
Cash equivalents
Bank Deposit Certificate — CDB	356.8	290.8
Investments funds	238.5	311.1
	738.9	762.3

The balances of cash and bank deposits represent amounts deposited in checking accounts with Brazilian banks.

The CDB investments are indexed to the Brazilian Interbank Deposit Certificate (“CDI”) and are repayable on demand.

Investment funds is comprised of CDB’s investments and repurchase agreements, denominated in Reais, with financial institutions (deposit certificates).

Cash equivalents investments are classified as financial assets at fair value through profit or loss.

6. Short term investments

Investments are comprised of:

	March 31, 2018 (Unaudited)	December 31, 2017

Other short-term investments	50.3	57.3
Investment funds	577.4	978.8
	627.7	1.036.1

Investment funds is comprised of Brazilian government bonds and bank notes, denominated in Reais, with financial institutions (deposit certificates) and debentures issued by B and BB+ risk rated companies bearing an accumulated average interest rate of 102.8% of CDI - Interbank Deposit Certificate rate. Brazilian government bonds are comprised of National Treasury Bills (“LTN”), National Financial Bills (“LFT”) and National Treasury Notes (“NTN”).

Short-term investments are classified as financial assets at fair value through profit or loss.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

7. Restricted investments

Restricted financial investments are comprised of deposits to guarantee some of our stand-by letters of credit, required by certain financial institutions, which were invested in floating rate CDBs - Bank Certificate Deposits and DI — Investments linked to the Interbank Deposit interest rate. The return on these investments varies from 100% to 101% of the CDI rate.

8.                  Related parties

a)                 Compensation of key management personnel

Key management personnel include board of director members, officers and executive committee members. The compensation paid or payable to officers and directors services is as follows:

	For the three months ended March 31,
	2018	2017
	(Unaudited)
Salaries and wages	4.0	3.7
Share-based compensation and restricted share units plans	6.0	3.6
	10.0	7.3

b)                 Guarantees granted

The Company granted guarantees for some property rental agreements entered into by three of its executive officers, the amounts involved are not material.

c)              Maintenance agreements

ALAB entered into Maintenance Agreements to aircraft with a TAP Manutenção e Engenharia Brasil S/A (“TAP ME”). TAP ME is part of the same economic group as TAP.

The total value of maintenance services acquired by the Company pursuant to such Maintenance Agreements during the three months ended March 31, 2018 was R$16.2 (March 31, 2017 - R$22.7).

d)                 Codeshare Agreement

On 2015, ALAB signed a codeshare agreement with TAP and United (a shareholder), which will provide transport of passengers whose tickets have been issued by one of the airlines and the service is performed by the other.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

e)              Loan agreements receivable

On September 2, 2016 the Company entered into a loan agreement with a shareholder in the amount of US$2.8 million (March 31, 2018 - R$9.9). This agreement bears interest at a rate of Libor plus 2.3% p.a. and will be paid in full in 2019.

On November 24, 2017 the Company entered into a loan agreement with HNA, the borrower, in the amount of US$22 million (March 31, 2018 - R$75.9). This agreement bears a one time upfront fee of 1% of the principal and interest at a rate of 1.0% per calendar month, and matures in 364 days from the signing date. The loan is guaranteed by a pledge of 25,472,852 preferred shares of Azul owned by HNA.

f)               Transactions with TAP

The Company entered into certain transactions with TAP as described below:

	For the three months ended March 31,
	2018	2017
	(Unaudited)
Aircraft sublease (i)	2.9	6.1
TAP Convertible Bonds (ii)	55.0	5.7
	57.9	11.8

(i)        Aircraft sublease

In March 2016, the Company subleased fifteen aircraft to its related party TAP. Seven of the fifteen leases had been executed at a time when the market for regional aircraft was higher than when the related seven subleases were executed. As a result, although the Company believes that the rates in these seven subleases represented approximate market rates at the time of their execution, the Company will receive from TAP an amount lower than the amount that the Company has to pay under the related leases. This difference considering the total term of sublease contracts discounted to its net present value was R$64.4 in March 31, 2018 (December 31, 2017 — R$68.9) and recorded as a provision for the obligations under onerous leases, as required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, representing the remaining amount of the future unavoidable costs under the leases.

The loss recognized in the three months ended March 31, 2018 in the “result from related party transaction, net” line item in the interim consolidated income statements, due to assumptions at fair value.

In July 2017, the Company subleased two additional aircraft to TAP. These aircraft are owned by the Company and the rates in these leases represented market rates at the time of their execution. Additionally, two of the fifteen initially subleased aircraft was returned TAP, resulting in a total of fifteen aircraft subleased to TAP as of March 31, 2018.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

For the fifteen subleases, over the three months ended March 31, 2018, amounts received from TAP from the subleases amounted to R$25.0 (March 31, 2017 — R$29.5), and amounts paid to the lessors of the related aircrafts totaled R$28.9 (March 31, 2017 — R$36.8).

(ii)     TAP Convertible Bonds

On March 14, 2016, the Company acquired series a convertible bonds issued by TAP (the “TAP Convertible Bonds”) for an amount of €90 million. The TAP Convertible Bonds are convertible, in whole or in part at, the option of Azul into new shares representing the share capital of TAP benefiting from enhanced preferential economic rights (the “TAP Shares”). Upon full conversion, the TAP Shares will represent 6.0% of the total and voting capital of TAP, with the right to receive dividends or other distributions corresponding to 41.25% of distributable profits of TAP.

The option is exercisable starting in July 2016. The TAP Convertible Bonds mature 10 years from their issuance and bear interest at an annual rate of 3.75% until June 20, 2016 and at rate of 7.5% thereafter. Accrued interest remains unpaid until the earlier of the maturity date or early redemption of the bonds.

TAP has the right to early redeem the TAP Convertible Bonds if not yet converted and upon the earlier of (i) occurrence of an IPO, or (ii) 4 years from issuance of the TAP Convertible Bonds provided that TAP should be in compliance with certain financial covenants. The TAP Convertible Bonds will be redeemed at their principal amount together with the accrued unpaid interest.

The TAP Convertible Bonds, as well as the option to convert them into TAP Shares, were classified as a single financial asset recorded at changes in the fair value through profit or loss, under “Result from related parties’ transactions, net”, classified in “Long term investments”. Until December 2017, HNA had an option to obtain 30% of the economic interest in the TAP bonds. In December 2017, the option expired unexercised thus the associated liability was reversed in December 2017.

For the three months ended March 31, 2018, the net result from changes in the fair value of TAP Convertible Bonds was a net gain of R$60.7. The net change for the three-months March 31, 2017 was R$5.7.

g)              Related parties Guarantees

ALAB entered into a Deed of Guarantee and Indemnity as of September 15, 2017, in connection with the obligations and liabilities related to the operating lease agreements of three A350-900XW aircraft entered into by Hong Kong Airlines and Beijing Capital

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Airlines, companies of the HNA Group, shareholder of the Company, and Wilmington Trust SP Services (Dublin) Limited.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

h)             Operating lease agreements

As of September 12, 2017, ALAB entered into Operating Lease Agreements to five A330 neo aircraft with Avolon Aerospace Leasing Ltd (“Avolon”). Avolon is part of the same economic group as HNA.

The Company carried out an extensive pricing process with the main players in the international aircraft leasing market, including Avolon’s competitors. Upon completion of this process, the transaction with Avolon presented the best terms and conditions for the Company. This transaction has been completed on arms’ length terms that would be applicable in transactions with third parties.

9.                  Security deposits and maintenance reserves

	March 31, 2018 (Unaudited)	December 31, 2017

Security deposits	190.7	181.0
Maintenance reserve deposits	1,139.0	1,078.1
	1,329.7	1,259.1

Security deposits and maintenance reserve deposits are denominated in US dollars and adjusted for changes to foreign exchange rates. Security deposits are related to aircraft lease contracts and will be refunded to the Company when the aircraft is returned at the end of the lease agreement. Maintenance reserve deposits are paid under certain aircraft leases to be held as collateral in advance of the performance of major maintenance activities and are reimbursable upon completion of the related maintenance event, under certain conditions.

As of March 31, 2018 maintenance reserve deposits are likely to be recoverable as they are lower than the expected cost of the related next maintenance event that the reserves are intended to collateralize. During the three months ended March 31, 2018 the Company recognized a write-off of R$0.6 (December 31, 2017 - R$9.6) in the “Maintenance materials and repairs” in the interim consolidated income statements line item for maintenance reserve deposits that are not likely to be reimbursed in relation to aircraft that went through their last maintenance event prior to their return.

The Company replaced some of its security deposits and maintenance reserves deposits for bank guarantees, and was refunded an amount of R$5.7 and R$0, respectively as of March 31, 2018 (March 31, 2017 - R$1.6 and R$0 respectively).

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Presented below are the changes in the security deposits and maintenance reserve deposits balance:

	Maintenance reserves deposits	Security deposits	Total

Balance at December 31, 2016	858.2	219.8	1,078.0

Additions	291.4	25.8	317.2
Refunds from sublease (*)	—	3.3	3.3
Write-offs	(9.6)	—	(9.6)
Refunds/returns	(81.0)	(69.5)	(150.5)
Foreign exchanges variations	19.1	1.6	20.7

Balance at December 31, 2017	1,078.1	181.0	1,259.1

Additions	75.0	15.2	90.2
Write-offs	(0.6)	—	(0.6)
Refunds/returns	(19.9)	(6.4)	(26.3)
Foreign exchanges variations	6.4	0.9	7.3

Balance at March 31, 2018	1,139.0	190.7	1,329.7

(*) refers to the net amount received and refunds from TAP in relation to security deposits of subleased aircraft.

10.           Property and equipment

Property and equipment are mainly comprised of “aircraft and engines” and aircraft equipment.

“Aircraft and engines” refers to owned aircraft and capitalized heavy maintenance and structural checks related to owned aircraft.

During the three months ended March 31, 2018, the Company sold an owned aircraft. The gain associated with the sale transactions of R$0.7, was recognized in “Other operating expenses, net”.

During the three months ended March 31, 2017, the Company entered into sale and leaseback transactions on owned aircraft. All aircraft were subsequently leased back by the Company under operating lease agreements. The gain associated with the sale and leaseback transactions of R$5.5 was recognized in “Other operating expenses, net”.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

a)      Breakdown

	March 31,2018 (Unaudited			December 31, 2017
	Cost	Accumulated depreciation	Net amount	Net amount
Leasehold improvements	119.6	(50.8)	68.8	71.6
Equipment and facilities	117.2	(70.5)	46.7	45.8
Vehicles	1.2	(0.8)	0.4	0.4
Furniture and fixtures	17.7	(9.1)	8.6	8.5
Aircraft equipment	974.7	(279.8)	694.9	647.8
Aircraft and engines	2,705.3	(430.8)	2,274.5	2,357.0
Advance payments for acquisition of aircrafts	148.9	—	148.9	148.9
Construction in progress	192.0	—	192.0	45.5
	4,276.6	(841.8)	3,.434.8	3,325.5

b)      Changes in property and equipment balances are as follows

	Cost
	December 31, 2017	Acquisitions	Disposals/ Write-offs	Transfers	March 31, 2018
Leasehold improvements	117.9	1.4	—	0.3	119.6
Equipment and facilities	112.8	4.5	(0.1)	—	117.2
Vehicles	1.2	—	—	—	1.2
Furniture and fixtures	17.2	0.5	—	—	17.7
Aircraft equipment	908.7	71.6	(5.6)	—	974.7
Aircraft and engines	2,770.2	—	(67.6)	2.7	2,705.3
Advance payments for acquisition of aircrafts	148.9	—	—	—	148.9
Construction in progress	45.5	149.5	—	(3.0)	192.0
	4,122.4	227.5	(73.3)	—	4,276.6

	Accumulated depreciation
	December 31, 2017	Depreciation for the year	Disposals/ Write-offs	Transfers	March 31, 2018
Leasehold improvements	(46.3)	(4.5)	—	—	(50.8)
Equipment and facilities	(67.0)	(3.5)	—	—	(70.5)
Vehicles	(0.8)	—	—	—	(0.8)
Furniture and fixtures	(8.7)	(0.4)	—	—	(9.1)
Aircraft equipment	(260.9)	(20.0)	1.1	—	(279.8)
Aircraft and engines	(413.2)	(41.5)	23.9	—	(430.8)
	(796.9)	(69.9)	25.0	—	(841.8)

For owned aircraft, we employ the deferral method that results in the capitalization of heavy maintenance and structural checks cost. Under this method, the cost of major maintenance and structural checks are capitalized and amortized as a component of depreciation and amortization expense until the next major maintenance event. Heavy maintenance and structural checks on aircraft held under operating lease is expensed as incurred, and it is recorded in the “maintenance material and repair” line items.

The next major maintenance and structural check event is estimated based on the average maintenance costs and timing of the next scheduled maintenance event as suggested by the manufacturer and according to the fleet’s historical performance in the Company, and may change based on changes in aircraft utilization and changes in suggested manufacturer

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage a major component to the extent that would require a major maintenance event prior to a scheduled maintenance event.

Based on technical analysis and to reflect the Company’s current outlook for the use of its assets, the average useful life of certain engine major maintenance events was extended from five to six years effective in July 1, 2017. The change in useful life was calculated prospectively.

The amortization of deferred maintenance expenses over major maintenance expenditures and structural checks and the maintenance expenses are presented as follows:

	For the three months ended March 31,
	2018	2017
	(Unaudited)
Amortization of capitalized maintenance costs	(6.0)	(14.5)
Maintenance materials and repairs	(123.3)	(146.0)
	(129.3)	(160.5)

As of March 31, 2018, the Company reviewed the impairment indicators and no impairment of property and equipment was recognized as a result of such impairment analysis.

11. Income tax and social contribution

a)                 Income tax and social contribution (Unaudited)

	March 31,
	2018	2017
Income before income tax and social contribution	270.1	60.6
Combined tax rate	34%	34%
Income tax and social contribution statutory rate	(91.8)	(20.6)

Adjustments to calculate the effective tax rate:
Taxable profit on foreign subsidiaries	—	(2.0)
Exchange differences on foreign subsidiaries	(11.9)	8.4
Unrecorded deferred tax on tax loss and on temporary differences	19.7	3.0
Permanent differences	16.6	(3.7)
Reversal of provisions for uncertain tax provisions (*)	—	9.8
Other	7.9	(0.1)
Total income tax and social contribution expenses	(59.5)	(5.2)

Current income tax and social contribution	(1.3)	8.5
Deferred income tax and social contribution	(58.2)	(13.7)
	(59.5)	(5.2)

(*)    Reversal of income tax provision prescribed considering the five-year statute of limitation

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

b)             Breakdown of deferred income tax and social contribution

	March 31, 2018 (Unaudited)	December 31, 2017
Deferred tax liabilities
On temporary differences
Provision for tax, civil and labor risks	26.3	17.7
Deferred revenue of TudoAzul program	(113.3)	(109.7)
Aircraft lease expense	(240.5)	(233.1)
Depreciation of aircraft and engines	(59.7)	(55.3)
Exchange rate	(15.2)	(11.3)
Deferred gain related to aircraft sold	47.1	49.3
Cash flow hedge (*)	4.1	5.0
Fair value of TAP convertible bonds	(165.1)	(147.4)
Provision for onerous contract	21.9	23.4
Financial instruments	(24.4)	(0.7)
Fair value of aircraft	(0.4)	(0.4)
Fair value of slots	(27.9)	(27.9)
Other on business combination fair value adjustment	(3.9)	(4.3)
Others	41.3	41.7
Net deferred tax (liabilities)	(509.7)	(453.0)

Deferred tax assets on net operating losses	145.4	126.1

Net deferred tax (liabilities)	(364.3)	(326.9)

(*) Deferred tax recorded in “Other comprehensive income (loss)”

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

The Company has income tax losses that are available indefinitely for offsetting against future taxable profits, as follows:

	March 31, 2018 (Unaudited)	December 31, 2017
Net tax losses	1,841.0	1,940.1

Income tax loss carryforwards (25%)	460.2	485.0
Social contribution negative base tax carryforwards (9%)	165.7	174.6

Deferred income tax assets on tax losses have not been recognized as there is no evidence of recoverability in the near future, except for R$145.4 related to 30% of the deferred tax liability balance as of March 31, 2018 in accordance to the limit provided by the tax law.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

In 2017 the Company used tax loss carryforwards for an amount of R$244.5 after adhering to the “PERT” (Provisional Measure 783/17 converted into Law 13,496/17), which is an installment payment program for federal taxes and other debts administrated by Local Government Authorities (“PGFN” and “RFB”).

The balance of the debts included in all Federal Installment Payment Programs (REFIS and PERT) is as follows:

	March 31, 2018 (Unaudited)	December 31, 2017
Air navigation fees (REFIS)	73.9	75.6
Air navigation fees (PERT)	38.8	39.6
Total	112.7	115.2

Current	9.7	9.8
Non-current	103.0	105.4

12. Loans and financing

	March 31, 2018 (Unaudited)	December 31, 2017

Loans	3,225.9	3,287.4
Debentures	161.7	202.5
	3,387.6	3,489.9

Non-current	2,806.0	2,921.7
Current	581.6	568.2

Interest-bearing loans, financing and debentures are measured at amortized cost, using the effective interest rate method.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

12.1.          Loans

	Guarantees	Interest	Final maturity	March 31, 2018 (Unaudited)	December 31, 2017
Denominated in foreign currency - US$
Purchase of aircraft	Chattel mortgage	LIBOR plus “spread” of 2.55% to 4.00% p.a.	03/2025	100.2	124.4
Finance lease	Chattel mortgage	LIBOR plus spread of 2.05% to 5.50% p.a.	12/2027	1,056.3	1,108.3
Working capital (*) (**) (a)	Receivables of Azul and cash collateral	LIBOR plus fixed interest of 2.39% to 5.86% p.a. and fixed to 5.90%p.a	04/2024	1,404.3	1,377.1

Denominated in local currency - R$
Purchase of aircraft (FINEM, FINAME) (*) (***)	Investments and chattel mortgage of aircraft	Fixed of 3.50% to 6.50% p.a.	05/2025	249.8	258.4
Working capital	Receivables of Azul	5.0% fixed p.a to 125% of CDI	07/2021	408.2	412.1
Finance lease	Chattel mortgage	CDI plus fixed spread of 3.87% p.a.	04/2019	7.1	7.1

Total in R$				3,225.9	3,287.4

Current position				419.9	405.6

Non-current position				2,806.0	2,881.8

(*) Includes the effect of fair value hedge, a gain of R$6.0 (December 31, 2017 — gain of R$4.7).

(**) As of March 31, 2018, US dollar denominated working capital loans totaling R$1,387.6 were swapped to Brazilian Reais, resulting in an effective total debt denominated in reais in the amount of R$2,214.3.

(***) FINEM, FINAME are a special credit line from BNDES (the Brazilian development bank).

a)        Senior notes

The Company offered US$400 million in unsecured senior notes. The senior notes were issued with interest rate of 5.875% per year and will mature on October 26, 2024, unless earlier redeemed in accordance with the terms of the notes. Interest on the notes will be payable semi-annually in arrears on April 26 and October 26 of each year, beginning on April 26, 2018.

On December 14, 2017, the Company entered into derivative transactions with banks counterparties to swap the senior notes. More details see note 15.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

The details of this transaction is following:

	Senior notes	Swap
Currency	US$	R$
Amount	US$400 million	R$1,314,600
Interest	Fixed	Floating
Interest rate	5.875%	99.1% of CDI

b)        Long term loans mature as follows:

	March 31, 2018 (Unaudited)	December 31, 2017
2019	209.4	292.7
2020	433.6	434.7
2021	367.8	367.2
2022	199.9	195.2
After 2022	1,595.3	1,592.0
	2,806.0	2,881.8

c)         The following assets serve as guarantees to secure the financing agreements

	March 31, 2018 (Unaudited)	December 31, 2017
Property and equipment (carrying value) used as collateral (Note 10)	2,274.5	2,357.0

12.2.          Debentures

	Guarantees	Interest	Final maturity	March 31, 2018 (Unaudited)	December 31, 2017
Eight issue	Credit cards receivable	CDI + 1.50% p.a.	01/2019	161.7	202.5

Total				161.7	202.5

Current position				161.7	162.6

Non-current position				—	39.9

Long term debentures mature as follows:

	March 31, 2018 (Unaudited)	December 31, 2017
2019	—	39.9
	—	39.9

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

12.3. Finance leases

Future minimum lease payments under finance leases together (included in loans) with the present value of minimum lease payments are as follows:

	March 31, 2018 (Unaudited)	December 31, 2017
2018	161.1	219.9
2019	261.6	206.1
2020	202.1	212.6
2021	160.4	159.0
After 2021	318.4	360.2

Total minimum lease payments	1,103.6	1,157.8
Less finance charges	(40.2)	(42.4)
Present value of minimum lease payments	1,063.4	1,115.4

Less short-term portion	155.2	211.9
Long-term portion	908.2	903.5

Lease agreements under which the Company has substantially all the risks and rewards of ownership, were classified as finance leases. Finance leases were capitalized on lease inception at present value of the minimum lease payments.

Some finance leases were designated as hedged objects in an effective cash flow hedging relationship. The Company used interest rate swaps to convert the floating US Libor rate to a fixed rate exposure, protecting the volatilities of its future cash flow. The interest rate swaps have the same maturity and common terms as the finance leases that they are hedging. See note 15 for more details.

13. Equity

a)        Issued capital and authorized shares, all registered and without par value

	Company´s capital is - R$	Common shares	Preferred shares
At March 31, 2018	2,182.5	928,965,058	323,965,337
At December 31, 2017	2,163.4	928,965,058	321,753,720

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Conversion of shares

Each common share entitles its holder to 1 (one) vote in the General Shareholders’ Meeting.

Preferred shares of any class are not entitled to vote. Preferred shares have: i) priority of reimbursement of capital upon liquidation; ii) the right to be included in a public offering of the Company for a purchase of shares upon transfer of the Company’s control for the same conditions as the common shareholders and for a price per share equivalent to seventy-five (75) times the price per share paid to the controlling shareholder; iii) in case of the Company’s liquidation, the right to receive amounts equivalent to seventy-five (75) times the price per common share upon splitting of the remaining assets among the shareholders; and iv) the right to receive dividends in an amount equivalent to seventy-five (75) times the price paid per common share.

Issuance of shares and issued capital

i.    IPO

On April 10, 2017, the Company approved a capital increase in the total amount of R$1,323.0 for the subscription of 63,000,000 preferred shares of Azul.

On April 19, 2017, the Company concluded its global initial public offering (“IPO”) of 96,239,837 shares of preferred stock, of which 63,000,000 preferred shares were offered by Azul and 33,239,837 preferred shares were offered by selling shareholders, at an offering price of R$21.00 per preferred share and US$20.06 per ADS (each ADS represents three preferred shares).

ii.    Exercise of stock options

During the three months ended March 31, 2018, the Company issued shares in the amount of R$19.1 comprised of 2,211,617 preferred shares in connection with the exercise of stock options.

b)    Share issuance costs

As set forth Pronouncement CPC 08 — Costs of Transaction and Premium on the Issuance of Marketable Securities, the Company accounted for the underwriter fees and other offering costs directly attributable to the IPO as a deduction from equity, net of tax effects. The amounts recorded are as follows:

December 31, 2017
Shared issued costs	68.6
Tax credits from income tax and social contribution	(23.3)

Shared issued costs, net	45.3

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Additional share issuance costs of R$26.0 were recognized in 2017 in relation to the obligation to HNA arising from the capital contribution.

c)              Capital reserve

i.             The share-based payment reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their compensation. For the three months ended March 31, 2018, the Company recognized compensation expense for an amount of R$6.9 (March 31, 2017 — R$3.0) in “Salaries, wages and benefits”.

ii.         As of April 10, 2017, the Company recognized the amount in excess of par value of the shares issued to IPO in capital reserves in the total amount of R$646.5 net of foreign exchange loss of R$15.0.

iii.       As of December 31, 2017, the Company recognized the amount in excess of par value of the shares issued to exercise for stock options in capital reserves in the total amount of R$10.2.

iv.     As of March 31, 2018, the Company recognized the amount of R$16.3 relating to 1,779,523 shares issued to the Company key management personnel, in connection with the share based option plan, not yet fully paid.

d)   Dividends

According to the by-laws of the Company, unless the right is waived by all shareholders, the shareholders are guaranteed a minimum mandatory dividend equal to 0.1% of net income of the Company after the deduction of legal reserve, contingency reserves, and the adjustment prescribed by Law No. 6,404/76 (Brazilian Corporate Law). If the Company has accumulated losses, there will be no distribution of dividends.

Interest paid on equity, which is deductible for income tax purposes, may be deducted from the minimum mandatory dividends to the extent that it has been paid or credited. Interest paid on equity is treated as dividend payments for accounting purposes.

The Company has not distributed dividends for the three months ended March 31, 2018 or the year ended December 31, 2017.

e)         Other comprehensive loss

Changes in fair value of derivative instruments designated as cash flow hedges are recognized in other comprehensive loss, net of tax effects, for a loss of R$9.2 and R$11.2, as of March 31, 2018 and December 31, 2017 (net of R$2.9 and R$3.5 tax effect) respectively.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

f)          Treasury shares

	Number of shares	R$
At December 31, 2017	103,000	2.7
Purchased	50,000	1.4

At March 31, 2018 (Unaudited)	153,000	4.1

14.           Income per share (Unaudited)

Basic earnings or loss per common share are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of common shares outstanding during the three months ended March 31, 2018 and 2017, including the conversion of the weighted average number of preferred shares outstanding during the three months ended into common shares.

Diluted earnings or loss per common share are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of common shares outstanding during the three months ended March 31, 2018 and 2017, including the conversion of the weighted average number of preferred shares outstanding during the years into common shares, plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares.

Basic earnings or loss per preferred share, are calculated by dividing net income (loss) attributable to the equity holders of Azul by the weighted average number of preferred shares outstanding during the three months ended March 31, 2018 and 2017, including the conversion of the weighted average number of common shares outstanding during the years into preferred shares.

Diluted earnings or loss per preferred share, are calculated by dividing the net income (loss) attributable to the equity holders of Azul, by the weighted average number of preferred shares outstanding during the three months ended March, 2018 and 2017, including the conversion of the weighted average number of common shares outstanding during the years into preferred shares, plus the weighted average number of preferred shares that would be issued on conversion of all the dilutive potential preferred shares into preferred shares.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

The following table shows the calculation of income or loss per common and preferred share in millions, except for values per share:

	For the three months ended March 31,
	2018	2017
Numerator
Net income	210.6	55.4

Denominator
Weighted average number of common shares	928,965,058	928,965,058
Weighted average number of preferred shares	323,453,830	254,571,266
75 preferred shares (*)	75.0	75.0
Weighted average number of preferred equivalent shares (*)	335,840,031	266,957,467
Weighted average number of common equivalent shares (**)	25,188,002,333	20,021,810,008
Weighted average number of shares under option and RSU	15,360,523	20,154,614
Weighted average number of shares that would have been issued at average market price	10,335,905	19,135,962

Basic net income per common share	0.01	0.00
Diluted net income per common share	0.01	0.00
Basic net income per preferred share	0.63	0.21
Diluted net income per preferred share	0.62	0.21

(*) Refers to a participation in the total equity value of the Company, calculated as if all 928,965,058 common shares outstanding had been converted into 12,386,200 preferred shares at the conversion ratio of 75 common shares to 1.0 preferred share.

(**)        Refers to a participation in the total equity value of the Company, calculated as if the weighted average preferred shares outstanding had been converted into common shares at the conversion ratio of 75 common shares to 1.0 preferred share

15.           Financial instruments

The Company has the following financial instruments:

		Book value		Fair value
	Level	March 31, 2018 (Unaudited)	December 31, 2017	March 31, 2018 (Unaudited)	December 31, 2017
Assets:
Short-term investments	2	627.7	1,036.1	627.7	1,036.1
Long term investments	3	906.4	836.0	906.4	836.0
Restricted investments (*)	2	3.9	8.8	3.9	8.8
Derivative financial instruments (*)	2	442.8	420.8	442.8	420.8

Liabilities:
Loans and financing (*) (a)	2	3,387.6	3,489.9	3,389.5	3,461.0
Derivative financial instruments (*)	2/3	430.5	426.9	430.5	426.9

(*)        Includes current and non-current.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

(a)             Balance of loans and financing includes:

(i)        Senior Notes: The entire amount related to the Bond “Senior Notes” was swapped from U.S. dollars to Reais. The swap was executed through an Interest Rate and Currency Swap, agreement, as shown below:

Options Structure	Coupon Payments		Principal Payment

Period	Apr/2018 to Apr/2019	Oct/2019 to Oct/2024	Oct/2024
Notional	US$12 million	US$12 million	US$400 million
Put option bought	—	3.2865	N/A
Call option bought	N/A	N/A	3.2865
Call option sold	—	4.7500	4.7500

Both derivative instruments resulted in the full protection of the company against foreign currency fluctuations capped at R$4.7500 and a partial protection for amounts above this level while keeping the upside for a Brazilian real appreciation below the exchange rate of R$3.2865 for US$1.00. The options were financed, yielding a total hedging cost of 99.1% of CDI. For more details about these transactions, including individual Mark-to-Market amounts see “Forward foreign currency contract” and “Interest rate swap contract”.

(ii)     Some of the loans were swapped from U.S. dollars to Reais. The notional of the working capital loan was R$101.7, and its interest rate and currency swap generated an unrealized gain of R$3.3. More details see “Fair value hedge” and “Interest rate swap”.

(iii)  Cash flow hedge: Some finance leases were designated as the hedged objects in an effective cash flow hedging relationship. The Company hedged its interest exposure and swapped its exposure related to interest floating rates to fixed rates. The total notional of the finance leases was R$67.3 and its interest rate swaps generated an unrealized loss of R$12.0. More details see item, Cash flow hedge.

The carrying value of cash equivalents, short and long-term investments, restricted investments, trade and other receivables and accounts payable approximate their fair value largely due to the short-term maturity of these instruments.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Derivative financial instruments

	March 31, 2018 (Unaudited)		December 31, 2017
	Assets	Liabilities	Assets	Liabilities
Cash flow hedge
Interest rate swap contract	—	(12.0)	—	(14.7)
Fair value hedge
Interest rate swap contract	6.0	—	4.7	—
Derivatives not designated as hedge
Interest rate swap contract (*)	—	(393.3)	4.2	(385.2)
Forward foreign currency contract (*)	246.0		219.9	—
Heating oil forward contracts	5.2	—	4.5	—
Foreign currency options (*) (**)	185.6	(25.2)	187.5	(27.0)
	442.8	(430.5)	420.8	(426.9)

(*)              Financial Instruments in connection with the Senior Notes, with a total net liability R$6.1. The senior notes were swapped into Reais using a set of instruments, where the Company receives U.S.dollar at 5.875% and pays Reais at 99.1% of CDI. More details see item Derivatives not designated as hedge accounting’

(**)       Includes i) R$0.7 from a call-spread option in connection with a US$15 million loan which swaps the loan to Brazilian Reais, converting it from Libor 3M + 2.388% in U.S.Dollar to 124% of CDI + FX variation in Reais, and; ii) R$1.6 of some currency options denominated in US dollar in order to hedge the Company against the net exposure of US$ 25 million.

The maturity of the derivative financial instruments held by the Company is as follows:

March 31, 2018 (Unaudited)	Immediate	Until 6 months	7 to 12 months	1 to 5 years	More than 5 years	Total

Assets from derivative transactions	4.8	4.5	3.2	12.8	417.5	442.8
Liabilities from derivative transactions	(21.1)	—	(24.9)	(195.0)	(189.5)	(430.5)

Total derivative financial instruments	(16.3)	4.5	(21.7)	(182.2)	228.0	12.3

Cash flow hedge

As of March 31, 2018 and December 31, 2017, the Company had interest rate swaps designated as cash flow hedges to hedge against the effect of changes in the interest rate on a portion of the payments of operating leases and loans denominated in foreign currency in the next 12 months.

Some finance leases and loan designated as hedged items in an effective cash flow hedging relationship. The Company hedged its interest exposure and swapped its exposure related to interest floating rates to fixed rates, The total notional of the finance leases and loan was R$67.3 (December 31, 2017 — R$87.4) and the fair value is R$12.0 (December 31, 2017 — R$14.7).

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

The positions were:

March 31, 2018 (Unaudited)	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Loans and financing	67.3	LIBOR	Fixed rate	(12.0)
	67.3			(12.0)

December 31, 2017	Notional amount	Asset position	Liability position	Fair value
Cash flow hedge:
Loans and financing	87.4	LIBOR	Fixed rate	(14.7)
	87.4			(14.7)

The critical terms of the swap contracts matched with the terms of the hedged loans. Considering all transactions were deemed effective, the fair value changes on cash flow hedge were recorded in other comprehensive loss against derivative financial instruments in liabilities or assets.

Changes in other comprehensive loss (cash flow hedge reserve) are detailed below:

	March 31, 2018 (Unaudited)	December 31, 2017

Balance at the beginning of the period	(11.2)	(33.8)

Transactions settled during the period	(1.9)	6.4
Fair value adjustment	1.0	12.7
Deferred tax effect	2.9	3.5

Balance at the end of the period	(9.2)	(11.2)

Fair value hedge

As of March 31, 2018 the Company had fixed to floating interest rate swap contracts with a notional amount of R$101.7 (December 31, 2017 - R$103.7). These contracts entitle the Company to receive fixed interest rates and pay floating interest based on CDI.

Adjustment to fair value of these contracts resulted in the recognition of an unrealized gain of R$6.0 (December 31, 2017 — R$4.7) which was recorded as financial income. The impact on the interim consolidated income statements was offset by a negative adjustment on the debt hedged. There was no ineffectiveness during the three months ended March 31, 2018.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Derivatives not designated as hedge accounting

i)           Forward foreign currency contract

The Company is exposed to the risk of changes in the U.S. dollars, and therefore entered into currency forward contracts, options and foreign currency swaps. These currency forward contracts are not designated for hedge accounting.

During the three months ended March 31, 2018, the Company had entered into NDF contracts of US$370 million to protect itself from currency fluctuations (December 31, 2017 - US$370 million) that generated an unrealized gain of R$246.0 (December 31, 2017 — R$219.9).

ii)         Foreign currency options

The Company also has currency options with notional of US$569 million (December 31, 2017 — US$544 million), of which US$529 million are in connection with the Senior Notes hedge, US$15 million (December 31, 2017 - US$15 million) in connection to an dollar loan maturing in April, 2018 and US$ 25 million to hedge against the net exposure denominated in US dollars and the remaining.

As of March 31, 2018, these options generated an unrealized gain of R$160.5 (December 31, 2017 — R$ 160.5).

iii)   Interest rate swap contract

As of March 31, 2018 the Company had interest rate swap contracts in connection with the Senior Notes. Changes in fair value of these instruments resulted in the recognition of an unrealized loss of R$393.3 (December 31, 2017 - R$381.0).

iv)     Heating oil forward contracts

As of March 31, 2018, the Company also had average NDF contracts on over-the-counter (OTC) Market with three different counterparties on the local market indexed to Heating Oil forward contract traded on the NYMEX, on monthly tranches, with a notional value of R$102.9 (December 31, 2017 - R$15.5). The fair value of these instruments amounted to an unrealized gain of R$5.2 (December 31, 2017 — R$4.5).

Fair value of financial instruments

The Company applies the following hierarchy to determine the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly;

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Level 3: techniques that use data that have significant effect on fair value recorded that are not based on observable market data.

Assets measured at fair value (Unaudited)	March 31, 2018	Level 1	Level 2	Level 3

Financial assets at fair value
Short-term investments	627.7	—	627.7	—
Restricted investments (a)	3.9	—	3.9	—
Long-term investments (c)	906.4	—	—	906.4
Interest rate swap contract - fair value hedge option (b)	6.0	—	6.0	—
Forward foreign currency contract	246.0	—	246.0	—
Foreign currency options	185.6	—	185.6	—
Heating oil forward contracts	5.2	—	5.2	—

Liabilities measured at fair value (Unaudited)	March 31, 2018	Level 1	Level 2	Level 3

Financial liabilities at fair value
Interest rate swap contract - cash flow hedge	(12.0)	—	(12.0)	—
Interest rate swap contract- not designated as hedge	(393.3)	—	(393.3)	—
Foreign currency options	(25.2)	—	(25.2)	—

Assets measured at fair value	December 31, 2017	Level 1	Level 2	Level 3

Financial assets at fair value
Short-term investments	1.036.1	—	1.036.1	—
Restricted investments (a)	8.8		8.8	—
Long-term investments (c)	836.0	—	—	836.0
Interest rate swap contract - fair value hedge option (b)	4.7	—	4.7	—
Interest rate swap contract- not designated as hedge	4.2		4.2
Forward foreign currency contract	219.9	—	219.9	—
Foreign currency options	187.5		187.5
Heating oil forward contracts	4.5	—	4.5	—

Liabilities measured at fair value	December 31, 2017	Level 1	Level 2	Level 3

Financial liabilities at fair value
Interest rate swap contract - cash flow hedge	(14.7)	—	(14.7)	—
Interest rate swap contract- not designated as hedge	(385.2)	—	(385.2)	—
Foreign currency options	(27.0)	—	(27.0)	—

(a)    Includes current and non-current.

(b)    Portion of the balances consist of loans from FINAME PSI, and standard FINAME presented at their value adjusted by the hedged risk, applying fair value hedge accounting rules.

(c)     The Company calculated the fair value of the call option based on a valuation for TAP and binomial model considering the term of option, discount rate and the market volatility of publicly traded comparable airlines, calculated on a 2 years average. The resulting amount of the binomial model calculated in Euros was converted into Reais using the period-end exchange rate. See Note 15

(d)    The Company calculated the fair value of the put option by using the 12 months Libor rate as the coupon for the bond and applying it for the remaining time of the option.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Level 3 financial assets reconciliation

Changes in the fair value of the TAP Convertible Bonds is detailed below:

	March 31, 2018 (Unaudited)	December 31, 2017

Balance at the beginning of the period	836.0	752.1

Foreign currency exchange gain (loss) (*)	10.4	47.8
Interest accrual (12.f.ii) (**)	8.2	29.6
Net present value adjustment (12.f.ii) (**)	(2.1)	(11.8)
Fair value of call-option (12.f.ii) (**)	53.9	18.3

Balance at the end of the period	906.4	836.0

(*) recorded in the “Foreign currency exchange, net” in the interim consolidated income statements line item.

(**) recorded in the “Result from related parties transactions, net” in the interim consolidated income statements line item.

16.           Other operating expenses, net (Unaudited)

	For the three months ended March 31,
	2018	2017

Accommodation and meals	(51.0)	(43.3)
IT services	(45.3)	(36.3)
Professional services	(19.8)	(9.8)
Taxes, civil and labor risks	(12.1)	(14.3)
Aircraft insurance	(5.4)	(5.0)
Flights interrupted	(11.7)	(10.3)
Others (*)	(22.2)	(22.0)

	(167.5)	(141.0)

(*) The “Others” balance is pulverized.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

17.           Financial result (Unaudited)

	Three months ended March 31,
	2018	2017
Financial income
Interest on short-term investments	11.0	7.0
Other	1.4	1.1
	12.4	8.1
Financial expenses
Interest on loans	(47.7)	(77.2)
Interest on factoring credit card and travel agencies receivables	(2.4)	(20.2)
Interest on other operations	(18.9)	(17.9)
Guarantee commission	(5.8)	(5.7)
Loan costs amortization	(5.7)	(8.6)
Other	(8.9)	(9.7)
	(89.4)	(139.3)

Derivative financial instruments, net	13.5	(52.2)

Foreign exchange result, net	(0.2)	27.0

Net financial expenses	(63.7)	(156.4)

18.           Commitments

a)                 Operating leases

The Company has obligations arising from its operating lease agreements, denominated in US dollars, for aircraft and engines, totaling 116 aircraft,15 engines and 3 simulators as of March 31, 2018 (December 31, 2017 — 114, 17 and 3 , respectively). The lease terms range from 60 to 144 months for Embraer, ATR and Airbus. Bank guarantees or cash deposits were used to guarantee payments under these agreements.

Operating lease agreements require that the Company make periodic lease payments and do not include aircraft purchase options at the end of the agreements. These payments are denominated in U.S. dollars and are generally subject to LIBOR rate.

The future minimum payments of non-cancellable operating leases for aircraft and engines are presented below:

	March 31, 2018 (Unaudited)	December 31, 2017

Up to one year	1,310.3	1,256.7
From one to five years	4,719.9	4,577.6
More than five years	2,615.3	2,560.3
	8,645.5	8,394.6

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

For the three months ended March 31, 2018 lease expense amounted to R$312.9 (March 31, 2017 - R$262.6) with a cash impact of R$326.8 (March 31, 2017 was R$258.5).

The operating lease agreements do not have covenant restrictions.

b)                 Commitments for future acquisition of aircraft

The Company has purchase commitments for the acquisition of 73 aircraft (December 31, 2017 — 73), under which the following futures payments will be made:

	March 31, 2018 (Unaudited)	December 31, 2017

Up to one year	—	—
More than one year up to five years	12,396.4	11,769.2
More than five years	3,151.3	3,704.6
	15,547.7	15,473.8

c)         Letter of credits

As of March 31, 2018, the Company had issued letters of credit totaling US$173 million (December 31, 2017 - US$161 million) equivalent to R$573.7 (December 31, 2017 — R$533.2), in relation to security deposits and maintenance reserves.

d)             Related Parties Guarantees

ALAB entered into a Deed of Guarantee and Indemnity in connection with the obligations and liabilities related to the operating lease agreements of three A350-900XW (See Note 8 f.)

19.           Share-based option plan

19.1.           Equity-settled awards

19.1.1.          First share option plan

The first share option plan (“First Option Plan”) of the Company was approved on a Shareholders’ Meeting held on December 11, 2009. The plan has a term of 10 years, and no option may be granted after this period. Exercise conditions of options issued under the First Option Plan require in addition to a vesting period of 4 years, the occurrence of an initial public offering (IPO) of the shares of the Company.

19.1.2.            Second share option plan

The second share option plan (“Second Option Plan”) was approved on a Shareholders’ Meeting held on June 30, 2014, as amended.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Exercise conditions of options issued under the programs of the Second Option Plan, prior to Azul’s IPO, require in addition to a vesting period of 4 years, the occurrence of an initial public offering (IPO) of the shares of the Company. The options have an 8-year life.

The options issued under the programs of the Second Option Plan, after Azul’s IPO, require a vesting period of 4 years. The options have a 10-year life and the exercise price shall equal to the lowest stock price traded in the stock market during the thirty (30) trading sessions prior to the options grant approved by the Board of Directors.

19.1.3.          Third share option plan

The third share option plan (“Third Option Plan”) was approved on a Shareholders’ Meeting held on March 10, 2017.

Exercise conditions of options issued under the Third Option Plan require a vesting period of 5 years. The options have a 5-year life and options can only be exercised within15 days after each vesting anniversary.

19.1.4.          Information about the fair value of share options and expense

The grant-date fair value of share options has been measured using the Black-Scholes model applying, expected volatility has been calculated based on historical volatility of airline shares listed on stock exchanges in Brazil and Latin America. The inputs are mentioned below.

	First Option Plan
	1st program	2nd program	3rd program

Total options granted	5,032,800	1,572,000	656,000
Date of compensation committee	Dec 11, 2009	Mar 24, 2011	April, 05, 2011
Total options outstanding	1,364,855	403,600	57,260
Option exercise price	R$3.42	R$6.44	R$6.44
Option fair value as of grant date	R$1.93	R$4.16	R$4.16
Estimated volatility of the share price	47.67%	54.77%	54.77%
Expected dividend	1.10%	1.10%	1.10%
Risk-free rate of return	8.75%	12.00%	12.00%
Average remaining maturity (in years)	—	—	—
Maximum life of the option	10 years	10 years	10 years
Expected term considered for valuation	7 years	7 years	7 years

	Second Option Plan				Third Option Plan
	1st program	2nd program	3rd program	4rd program	1st program

Total options granted	2,169,122	627,810	820,250	680,467	9,343,510
Date of compensation committee	June 30, 2014	July 01, 2015	July 01, 2016	July 06, 2017	Mar 14, 2017
Total options outstanding	1,130,697	417,024	685,260	680,467	9,299,907
Option exercise price	R$19.15	R$14.51	R$14.50	R$22.57	R$11.85
Option fair value as of grant date	R$11.01	R$10.82	R$10.14	R$12.82	R$4.82
Estimated volatility of the share price	40.59%	40.59%	43.07%	43.35%	50.64%
Expected dividend	1.10%	1.10%	1.10%	1.10%	1.10%
Risk-free rate of return	12.46%	15.69%	12.21%	10.26%	11.32%
Average remaining maturity (in years)	0.2	1.2	2.2	3.3	3.9
Maximum life of the option	8 years	8 years	8 years	10 years	5 years
Expected term considered for valuation	4.5 years	4.5 years	4.5 years	5.5 years	5 years

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Changes in stock options are disclosed below:

	Number of stock options	Weighted average exercise price (in reais)

Balance as of December 31, 2016	10,877,982	R$	8.38

Granted	10,023,977	R$	12.58
Cancelled	(468,818)	R$	8.19
Exercised	(4,182,454)	R$	5.61

Balance as of December 31, 2017	16,250,687	R$	11.69

Exercised	(2,211,617)	R$	8.65

Balance as of March 31, 2018 (unaudited)	14,039,070	R$	12.17

Number of options exercisable as of:

March 31, 2018 (unaudited)	4,448,909	R$	9.41
December 31, 2017	4,788,718	R$	8.11

Share-based compensation expensed recognized in the interim consolidated income statements during the three months ended March 31, 2018 with respect to the share options amounted to R$5.2 (March 31, 2017 - R$3.0) in “Salaries, wages and benefits”.

19.2.Restricted share units

The Shareholders’ Meeting held on June 30, 2014 approved a restricted share units plan (“RSU Plan”). Under the terms of the RSU Plan participants were granted a fixed monetary amount (in Reais) which would be settled in a quantity of preferred shares determined by dividing the monetary amount by the price per share of the preferred shares at IPO.

Exercise conditions of RSUs required, in addition to a vesting period of four years, the occurrence of an IPO of the shares of the Company for the RSUs to become exercisable. The Company can settle the portion of the RSUs for which the vesting period was completed in cash or in shares. The fair value of the award, prior to the IPO, was determined at each interim consolidated balance sheets date as the monetary amount of the awards in Reais discounted from the earliest date at which the Company could settle the amount in cash using the risk-free interest rate and the obligation was recorded as a liability.

At the date of the IPO, the monetary amount of the awards was converted into units based on the IPO date fair value of the preferred shares. The related liability was reclassified to equity in line with the post IPO settlement method.

Subsequent grants are measured based on the grant date fair value of the awards.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

19.2.1.Information about the fair value of RSUs and expense

	Date of compensation committee	Total shares granted	Total shares outstanding	Fair value as of grant date (in reais)
1 st program	June 30, 2014	487,670	109,210	R$	21.00
2nd program	July 01, 2015	294,286	141,405	R$	21.00
3rd program	July 01, 2016	367,184	274,267	R$	21.00
4th program	July 06, 2017	285,064	285,064	R$	24.17

		1,434,204	809,946

Changes in RSU are disclosed below:

Number of RSU
As of December 31, 2016	859,940
Granted	285,064
Cancelled	(63,676)
Paid	(271,382)

As of December 31, 2017	809,946

Granted	—

As of March 31, 2018 (unaudited)	809,946

Share-based compensation expensed recognized in the interim consolidated income statements during the three months ended March 31, 2018 with respect to the RSU amounted to R$1.6 (March 31, 2017 - R$1.2) in “Salaries, wages and benefits”.

20.    Provision for taxes, civil and labor risks

The Company is party to certain labor, civil and tax lawsuits for which appeals have been filed. Based on the Company’s external and internal legal counsels’ opinion, Management believes that the recorded provisions are sufficient to cover probable losses. In addition, the Company has made judicial deposits when required by court. These provisions are as follows:

	March 31, 2018 (Unaudited)	December 31, 2017
Taxes	1.9	1.9
Civil	51.3	48.7
Labor	24.1	22.6
	77.3	73.2

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

Changes in these provisions are as follows:

Total
Balance at December 31, 2016	76.4

Provisions recognized	78.4
Utilized provisions	(81.6)

Balance at December 31, 2017	73.2

Provisions recognized	14.2
Utilized provisions	(10.1)

Balance at March 31, 2018	77.3

The total amount of claims, which according to management represent losses that are reasonably possible but not probable, for which no provision was recorded are as follow:

	March 31, 2018 (Unaudited)	December 31, 2017
Taxes	80.6	80.6
Civil	39.7	23.3
Labor	129.8	133.3
	250.1	237.2

The Company’s management, together with its legal counsel, analyzes the proceedings on a case-by-case basis and records the amount of the provision for labor, civil and tax risk based on the probable cash disbursement for the related proceedings.

a)                 Tax proceedings: The Company has tax proceedings related to additional charge of 1% of COFINS on imports of aircraft and engines, in accordance with the provisions of Law 10,865 / 04, the application of COFINS at a zero rate for imports of aircraft and parts and parts. Management believes that the chances of loss is possible and therefore no provision was recorded for such amounts.

b)                 Civil lawsuits: the Company is party to various types of civil lawsuits, for compensation claims in relation to flight delays, cancellations of flights, luggage and damage loss, and others.

The Company and Aeroportos Brasil Viracopos S.A. (“ABV”) are part of a Terminal Transfer Incentive agreement, which establishes deadlines for ABV to deliver structural improvements at the new terminal at Viracopos airport. The agreement states that failure to comply with these deadlines would result in a fine of 40% applied to the amounts payable by the Company in relation to parking, landing and connection fees for aircraft during the time of non-compliance. Based on the terms of the agreement, the Company started applying the fine and discounting 40% of its payments to ABV on July 2017.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

On July 18, 2017, ABV filed a lawsuit against the Company alleging that the discount is abusive. An injunction ordered that a 20% direct discount and that the remaining 20% should be paid through judicial deposit. On March 31, 2018 the process is suspended because of a possible amicable solution.

The Company and ABV are part of an Area Assignment Agreement (“ABV Agreement”) that provides that ABV will transfer an area for the construction of a hangar and aircraft parking space. Under the ABV Agreement, ABV will be responsible for earthmoving and paving services as well as the construction of an auxiliary lane connecting the site to a landing strip. In return, the Company makes a monthly rental payment.

On October 02, 2017, ABV filed a lawsuit against the Company, requesting the termination of the ABV Agreement, alleging that the construction of the hangar and aircraft parking space did not occur and rental payments were overdue.

The Company requested the review of the ABV Agreement, demanding that ABV fulfills its obligations under the agreement, including the earthmoving, paving services and the construction of the auxiliary lane. In addition, the Company is demanding the payment of a contractual fine and the losses and damages resulting from ABV’s default.

On March 31, 2018, this temporary protection is in effect, which temporarily maintains the ABV Agreement, preventing ABV from using the area and removing the materials stored for construction until the action is terminated.

ABV´s claims totaled approximately R$26.2 on March 31, 2018 and December 31, 2017. The Company classifies the likelihood of loss as possible and thus has not recorded a provision.

c)                  Labor lawsuits: the Company is party to various types of labor lawsuits, related to overtime, additional remuneration for undertaking hazardous activities and safety related payments and others.

The Labor Prosecution’s Office filed on February 22, 2017 a lawsuit against the Company claiming that it had violated certain labor regulations, including limitations on daily working hours and rest periods. The claim totals approximately R$66.0 in punitive damages. The lawsuit is currently suspended and the Company is negotiating a Conduct Adjustment Declaration (Termo de Ajuste de Conduta or “TAC”). The Company classifies the likelihood of loss as possible.

Azul S.A.

Notes to the unaudited interim condensed consolidated financial statements

March 31, 2018

(In millions of Brazilian reais, except when otherwise indicated)

21.    Subsequent events

•   On April 26, 2018, the Company received the amount of R$22.3 from HNA referring to the prepayment of the loan agreement.

•   At an Extraordinary General Meeting held on April 27, 2018, the Company approved the execution of agreements aimed at the commercial partnership with the company Aigle Azur SAS, a company that holds the controlling shareholder of the Company.

•   On June 01, 2018 the Company announced the sale of six E-195s, continuing fleet transformation process. These aircraft were parked since the first quarter of 2018 to be prepared for sale

•   On June 01, 2018 the Company announced the preliminary impact of truck driver´s strike of approximately R$50.0, to be recognized in full in the second quarter of 2018.